Exhibit 99.2

T h a n k y o u f o r j o i n i n g . T h e p r e s e n ta t i o n w i l l be g i n s h o r t l y .

2 R e d e f i n i n g C e n t r a l N e r v o u s Sys t e m T h e r a p i e s N L S P i p e l i n e G o al s a n d Deve l o p m en t S t r a t e g ies J a n u a r y 31 , 202 3

Fo r w a r d - Lo o k i n g S t a t e m e n t s This presentation contains express or implied forward - looking statements within the Private Securities Litigation Reform Act of 1995 and other US Federal securities laws. For example, we are using forward - looking statements when we discuss the results of our clinical trials, the expected timing of our future clinical trials, the receipt of the results from clinical trials and obtaining regulatory approval for Quilience®; the potential for funding for its operations through 2025; its strategic priorities in 2023; its pipeline of product candidates for various indications; the various time horizon of its patent protections in various jurisdictions; the anticipated development timeline for Quilience; clinical data readout; proposed trials that may occur in the future; our ability to generate revenue from licensing agreements or in compassionate use programs; compounds or product candidates that we may seek to develop or add to our pipeline; and the potential benefits and impact our product candidates could have on improving patient health care. These forward - looking statements and their implications are based on the current expectations of our management only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward - looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward - looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing its clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation may adversely impact us; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause our actual results or performance to differ materially from those contemplated in such forward - looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" in our annual report on Form 20 - F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www.sec.gov , and in subsequent filings made by us with the SEC. Our logo and some of our trademarks and tradenames are used or incorporated by reference in this presentation. This presentation also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this presentation may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks. We obtained the statistical data, market data and other industry data and forecasts described by reference in this presentation from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. 3

A l e x Zw y e r C h i e f E x e c u t i v e O ffi ce r & Co - F o u n d er

Business Highlights

NLS develops drug treatments for rare and complex Central Nervous System (CNS) disorders

NASDAQ: NLSP, NLSPW
Market Cap*: $59.02M
Shares Outstanding: 32.43M
ADTV (3 mo.): 446.3K

- Quilience® has successfully completed a Phase 2 trial, including OLE, for narcolepsy treatment: $3.9B (2021) annual market**
- Orphan Drug Designation (ODD) granted in the US and Europe
- Pipeline progressed and expanded with long-dated IP protections in major markets
- Secured funding for current programs and operations through 2025
- Named Patient Program for patients suffering from idiopathic hypersomnia launched in target markets across Europe
- Key Executive Leadership roles filled

* Market Data as of January 12, 2023
** ResearchAndMarkets.com press release (January 19, 2022)

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Connecting Brains

2023 NLS Strategic Priorities



Focus on Rare and Complex CNS Disorders

Leading edge science

Well capitalized – funded through end of 2025

Seasoned leadership team with track record of success

Multiple shots on goal

Flexible & nimble business model



Develop Mazindol

Initiate Phase 3 program for treatment of EDS and cataplexy in adult patients with narcolepsy

Accelerate approval pathway

Proof-of-Concept in idiopathic hypersomnia

Promising data across multiple CNS indications



Advance Pipeline

License or develop second mazindol-based product candidate

Progress NLS-4 (lauflumide) for the treatment of CFS (Long-COVID & cancer fatigue) and other hypersomnolence disorders

Progress portfolio of compounds for further study in rare CNS Disorders

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Connecting Brains

NLS Leadership Team



Alex Zwyer, MBA

Chief Executive Officer & Co-Founder

A co-founder of the company with extensive operational, C-level pharmaceutical experience. A serial entrepreneur and strong leader with a proven track-record to get "deals done". Served as Chief Operating Officer at Viforpharma AG, a global specialty pharmaceutical company, and a retired Swiss army Captain.



George Apostol, MD, MS

Chief Medical Officer

Worked in pharma R&D organizations for more than 20 years. Broad drug development expertise across early, middle and late phases of development at the Global R&D organizations of Eli Lilly, Pfizer, Abbott, Novartis, Shire and Endo. Received distinguished R&D awards and achieved multiple regulatory approvals in US, EU and Japan.



Chad Hellmann, MBA

Chief Financial Officer

Seasoned C-level executive with extensive investment experience in both the public and private markets. Founded Bison Ventures, an early-stage venture capital fund.
Served on several boards of directors over the last 15 years including ET Water, Inc., Nuvision, Inc. (Chairman), and Vertebron, Inc.



Eric Konofal, MD, PhD

Chief Scientific Officer & Co-Founder

A drug-hunter and co-founder of the company with a deep knowledge and experience in clinical and scientific research. He is a senior medical consultant for the Pediatric Sleep Disorders Center at the Robert-Debre University of Paris (APHP) and served as Principal Clinical Investigator at the Clinical Pharmacology & Pharmacogenetic Department at Robert-Debre University of Paris.

VIFOR PHARMA · NOVARTIS · Shire · Takeda · Lilly · endo · Abbott · VERTEBRON · ASSISTANCE PUBLIQUE HÔPITAUX DE PARIS · EUROPEAN MEDICINES AGENCY SCIENCE MEDICINES HEALTH

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E x p e r i e n ce d Ma n a g e m e n t T e a m A ss e m b l e d AVERAGE 30+ YEARS 100+

9 R e d e f i n i n g C e n t r a l N e r v o u s Sys t e m T h e r a p i e s N L S P i p e l i n e U p d a te

G e o r g e A po s t o l , M D , MS C h i e f M e d i c a l O ffi ce r

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NLS Guiding Considerations for Evaluating Pipeline Products

High Unmet Medical Need with Scientific Rationale

Favorable Commercial Potential with Strong IP Position

Well Established Clinical Development Pathway

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NLS Pipeline Overview

Product	Candidate Selection	Preclinical	IND Enabling Studies	Phase 1	Phase 2	Phase 3	NDA Filing
Quilience® (mazindol ER)			Narcolepsy				
Quilience® (mazindol ER)			Idiopathic Hypersomnia				
Nolazol® (mazindol CR)			ADHD				
NLS-11		Kleine-Levin Syndrome					
NLS-4		Chronic Fatigue Syndrome*					
NLS-8		Alzheimer's Disease					
NLS-12		Lewy Body disease **					
NLS-3		Autism Spectrum Disorders					

Over 100 patents in over 140 countries including technology, mechanism of action and application for:
- Narcolepsy
- Idiopathic Hypersomnia
- ADHD
- Chronic Fatigue Syndrome, including Long-COVID fatigue and Cancer fatigue
- Neurodegenerative diseases with Lewy Body Disease, Parkinson's Disease and/or Alzheimer's Disease
- Alzheimer's Disease and neurological diseases treatment associated with sleep disorders
- Kleine Levin Syndrome

*Including Long-COVID, Cancer fatigue, ME/CFS; Additional indications include hypersomnia
** Including dementia in synucleopathies such as Parkinson's Disease

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13 R e d e f i n i n g C e n t r a l N e r v o u s S y s t e m Therapies P r e - Cl i n i c a l Pro g r a m s

Connecting Brains

NLS-11


OH
N

NLS-11

Target indication: **Kleine-Levin Syndrome**

- Previous development (Schering) demonstrated a benefit on hypersomnia symptoms and exhaustion in adults
- As of today, there are no approved treatment available for KLS
- Promising results and extensive historical preclinical data, as well as preliminary clinical data, support continued development in KLS and other rare sleep disorders
- International Patents pending including the NLS-11 mechanism of action (MoA) and its applications as treatment for KLS and sleep disorders (through 2041)

Preclinical Studies

- A number of animal studies showed NLS-11 increased wakefulness similar to methylphenidate (MPH) but onset appeared slower and effects longer lasting
- This effect occurred at doses of 5 mg/kg instead of 100 mg/kg as tested for MP
- It is assumed that NLS-11 would exert similar CNS stimulant activity in humans, possibly with fewer side effects than described with MP
- Animal toxicity studies showed good safety and tolerability profile: less effect on cardiac and respiratory rates as well as on appetite than MP

Preliminary Clinical Data

- Dose-effect from 0.25 to 1.0 mg/d in 33 adult patients with exhaustion, depression or hypersomnia syndromes treated for 2-14 weeks
- As expected, NLS-11 exerted similar CNS stimulant activity to MPH but with fewer-side effects
- Improvement in hypersomnia and exhaustion syndrome (persistent fatigue, which is related to Chronic Fatigue Syndrome (CFS) and affecting daytime arousal and sleep) was also described clinically

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NLS-4


F
O
O
S
(R)
NH2
F

NLS-4

Target indication: **Chronic Fatigue Syndrome(CFS)***

- Includes Long-COVID and Cancer fatigue
- Up to 1% of primary-care patients have CFS. No approved pharmacological therapy
- Additional indications include Idiopathic Hypersomnia (IH)
- NLS-4 treatment allows for faster recovery and does not lead to hypersomnia rebound (like modafinil does)
- NLS has intellectual property (IP) patent protections for NLS-4 for ADHD through 2032 and patents pending for CFS through 2041

Preclinical Study

- Compared to modafinil versus sham and placebo group in a rat severe fatigue (long-Covid) model
- The fatigue procedure induced a disruption in circadian activity, that is a decrease in motor activity during the dark period (when rats are normally active) and an increase in motor activity during the period of light (when rats are largely inactive).
- Low-dose (16 mg/kg) to high-dose (256 mg/kg) NLS-4 induced a clear motor-stimulating versus sham et versus control-group which was significantly superior to modafinil at each range of doses studied (from 32 mg/kg to 128 mg/kg) ($p<0.05$), modafinil being widely prescribed as wake-promoting reference treatment in chronic fatigue syndrome.

Conclusions

- NLS-4 is a wake-promoting agent associated with fatigue recovery and hypersomnolence reduction superior to modafinil in different animal models and study conditions.
- The motor-stimulating effect of NLS-4 during the dark period suggests a significant improvement in recovery from the fatigue procedure and indicating the potential to treat diseases in which chronic fatigue is a primary symptom.

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NLS-8


Cl
HN
O
O
O

NLS-8

Target indication: **Alzheimer’s Disease**

- Preclinical study focusing on neurodegenerative disorders, specifically on the pathological process of Alzheimer’s Disease (AD) demonstrated an improvement on amnesia symptoms associated with neurodegenerative disorders, specifically AD, in mice model
- Promising results support continued development of NLS-8 to improve memory and reduce cognitive symptoms of AD
- International Patent pending including the NLS-8 MoA (melatoninergic-1 receptor as agonist) and its applications for neurological diseases treatment through 2041

Preclinical Study

- Effect of NLS-8 compared to donepezil, one of the most used compound for the treatment of dementia due to Alzheimer's disease (AD), on memory in the novel object recognition (NOR) test in mice model
- Group comparisons:
  - Performance lower in the Scopolamine group than in the Control group
  - Performance statistically higher in the Scopolamine+NLS-8 (50 mg/kg) and Scopolamine+NLS-8 (150 mg/kg) groups than in the Scopolamine group
  - The Scopolamine+NLS-8 (100 mg/kg) group almost reached statistical significance (p=0.07) vs the Scopolamine group and was clearly numerically superior
  - Statistically significantly higher in the Scopolamine+Donepezil (1 mg/kg) group than in the Scopolamine group (Control experiment)

Conclusions

- These results showed that NLS-8 improved amnesia induced by scopolamine. This effect was significant at doses of 50 and 150 mg/kg and was close to significant at the dose of 100 mg/kg.
- These results suggest that NLS-8 may improve memory and reduce cognitive symptoms of AD.

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NLS-12


O
N
H

NLS-12

Target indications: **Dementias associated with Lewy Bodies*, Parkinson's and Alzheimer's**

- Preclinical study shows positive results for the treatment of neurological disorders including Dementia with Lewy Bodies, Parkinson's Disease and others using the novel object recognition (NOR) test in mice models
- NLS-12 specifically targets neurodegenerative diseases where central muscarinic neurotransmission is compromised
- International Patent pending including the NLS-12 MoA on muscarinic M4 and M5 receptors as agonist and its potential role on the modulation of dopamine for treating neurodegenerative diseases with Dementia with Lewy Body and/or Alzheimer's Disease through 2041

Preclinical Study

- NLS-12 (10 mg/kg) was more potent than d-amphetamine (10 mg/kg) as a psychomotor stimulant in novel object recognition (NOR) testing of C57BL/6J mice (N=16/group, oral administration) and readily reversed the depression produced by chlorpromazine.
- However, the stimulation produced by NLS-12 was unaccompanied by the autonomic stimulation and hyperexcitability seen with amphetamine.
- Mouse study showed that NLS-12 has about 1/3 to 1/5 of the cardiovascular effect of d-amphetamine; reduced effect on appetite; no blocking of the monoamine oxidase or ß-hydroxylase enzyme systems; no increase in body temperature.

Conclusions

- Based on memory in the NOR test, NLS-12 demonstrated superiority on the discrimination index and in the change of exploration time between the novel object and the familiar object versus the control group.
- This demonstrates NLS-12 potential in treatment of neurological disorders associated with dementia

*No current treatments available for dementia with Lewy Bodies

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NLS-3



NLS-3

Target indications: **Autism Spectrum Disorders(ASD), Substance Use Disorder (SUD)**

- Preclinical studies for NLS-3 show potential for the treatment of ASD with improved efficacy, safety and tolerability versus MPH
- NLS has intellectual property (IP) patent protections for NLS-3 in the U.S., Japan, China and Europe through 2032
- Based on MoA, NLS-3 also has potential for the treatment of Substance Use Disorder (SUD)

Preclinical & Clinical Data*

- Animal toxicology suggest multiple advantages over methylphenidate and amphetamine
- Preclinical and clinical efficacy in ADHD symptoms and SUD as well as in severe psychiatric disorders, including depression, neurodevelopmental disorders, apathy, mood and psychotic symptomatology
- Did not exhibit addiction or withdrawal symptoms
- Low incidence of side effects in children, adolescents, and adults with ADHD in previous clinical studies

Conclusions

- NLS-3 consistently showed a significant clinical benefit with fewer side effects in children, adolescents, and adults with ADHD-related disorders, depression, psychotic disorders versus amphetamine and MPH

*Review accepted for publication: https://pubmed.ncbi.nlm.nih.gov/36683369/

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19 R e d e f i n i n g C e n t r a l N e r v o u s Sys t e m T h e r a p i e s N L S C l i n i cal P r o gr am

POLARIS: Mazindol ER Development Program in Narcolepsy

The Mazindol ER development program POLARIS currently consists of two US clinical trials both approved by FDA/ WIRB*

- **NLS-1021 Phase 2,** A four-week double-blind, placebo controlled, randomized, US multi-center study of Mazindol ER 3 mg once daily vs. placebo (1:1)

- **NLS-1022 Open Label Extension,** An Open Label Extension (OLE) Study available for individuals following completion of the four-week NLS 1021 study. This OLE study offers participants the opportunity to take oral Mazindol ER once daily in the morning for up to six months.

*US Food and Drug Administration and Western Institutional Review Board, Inc.

Reduction of Excessive Daytime Sleepiness (EDS)

Combined DB and OLE studies – 4+12 weeks


Change from Baseline ESS Total Score
Placebo
Mazindol ER
20
18
16
14
12
10
8
6
• Clinically meaningful improvement in ESS score at 4 weeks treatment vs placebo (D > 3.7)
• Fast onset of action (within 1 week) even at 2mg dose
Double-Blind study
Open Label Extension study
Normal Range
DB BL
DB W1
DB W2
DB W3
DB W4
OLE W4
OLE W8
OLE W12

	DB BL	DB W1	DB W2	DB W3	DB W4	W4	W8	W12
Placebo	33	32	32	30	28	23	19	15
Mazindol ER	34	34	34	33	32	27	24	23

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Average Weekly Cataplexy Episodes

Combined DB and OLE studies – 4+12 weeks



Weekly cataplexy episodes
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Placebo
Mazindol ER
• Sustained EDS and cataplexy improvements at most time points despite small sample size
• Strong placebo effect did not prevent Mazindol ER from meaningfully separating on most primary and secondary measures
Double-Blind study
Open Label Extension study
DB BL
DB W1
DB W2
DB W3
DB W4
OLE W1
OLE W2
OLE W3
OLE W4
OLE W5
OLE W6
OLE W7
OLE W8
OLE W9
OLE W10
OLE W11
OLE W12

	DB BL	DB W1	DB W2	DB W3	DB W4	W1	W2	W3	W4	W5	W6	W7	W8	W9	W10	W11	W12
Mazindol ER+Mazindol ER	9	10	11	10	7	8	7	7	7	7	7	7	6	6	6	6	6
Placebo+Mazindol ER	11	11	11	10	10	7	7	8	8	8	7	6	7	6	6	7	7

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POLARIS: DB + OLE Conclusions

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Safety

- Mazindol ER was well-tolerated with even the most common AEs (dry mouth, nausea, decreased appetite) being benign in nature and occurring in less than one in five patients
- All adverse events where either mild or moderate
- No severe, serious, of unexpected adverse events

POLARIS: DB + OLE Conclusions

Connecting Brains

Efficacy

- Mazindol ER demonstrated rapid, consistent, and clinically meaningful efficacy in the treatment of sleepiness in adult subjects with narcolepsy as well as a strong signal in treating cataplexy episodes
- Patients treated with Mazindol ER continued to improve after 3 months of treatment
- Previously placebo-treated group quickly reached ESS levels comparable to previously NLS-2-treated group
- Cataplexy episodes decreased to 2-4 episodes/week with some patients experiencing zero cataplexy episodes
- This data demonstrates further improvement in efficacy of mazindol ER in the treatment of excessive daytime sleepiness and cataplexy with longer treatment duration

Connecting Brains

Quilience®: Anticipated Development Timeline*


markets:
USA
Germany
Netherlands
France

Q2 2021
Opened IND

Sept. 2021
Initiated Phase 2 trial

Q2 2021
Initiate Early Access IH Program

Q2 2022
Reported interim topline results at World Sleep 2022

2H 2022
Potential Accelerated Regulatory Pathway

3Q 2022
Data Readout for Phase 2 trial

4Q 2022
End of Phase 2 FDA Meeting Submission

1H 2023
Initiate Phase 3 Pivotal Trials

4Q 2024
Results: Phase 3 Pivotal Trials

2021 — **2022** — **2023** — **2024**

*Timelines are subject to change. There is no guarantee as to the success of any clinical trial. In addition, there is inherent risk and variability in the overall regulatory process. Approval by the FDA may not be granted, or the FDA may require different study parameters from those that are intended to be included in a submission.

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NLS-13 (mazindol) Idiopathic Hypersomnia

- Orphan Drug Designation in the US and Europe
- Phase 2 studies with Mazindol ER demonstrated efficacy in narcolepsy patients with Type II disorder, which has strong similarities to IH
- Promising results support continued development of NLS-13 (mazindol) for IH
- No approved treatment in Europe, 1 approved therapy in the US
- Early access program under named-patient program has been initiated in Europe with the potential to generate short-term, non-dilutive revenues for NLSP
- NLS has intellectual property (IP) patent protections for mazindol for use in treating attention deficit disorders, related deficit of alertness or decline of vigilance, or excessive daytime sleepiness (e.g., narcolepsy, idiopathic hypersomnia) in the US, EU and Canada through 2037

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NLS-20 (mazindol) ADHD

- NLS-sponsored Phase 2 trial in ADHD demonstrated efficacy comparable to first-line CII stimulants with favorable tolerability
- Trial validated once-daily formulation
- Studies suggest ADHD and narcolepsy are genetically related with possible common underlying biologic mechanisms
- Approximately 1/3 of patients with narcolepsy have ADHD symptoms, making it an important comorbidity
- Narcolepsy is often treated with the same stimulants approved for ADHD (methylphenidate, amphetamine products and others)
- DEA Schedule IV classification vs. Schedule II for most stimulants; can reduce risk of abuse, misuse, and diversion
- NLS has intellectual property (IP) patent protections for mazindol use in ADHD in the US (2028), EU, CA, Australia, Israel & NZ through 2027

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A l e x Zw y e r C h i e f E x e c u t i v e O ffi ce r & C o - F o u n d e r

29 A n t i c i p a t e d M i l e s t o n e s • Complete results for Quilience® in narcolepsy Open Label Extension (OLE) s t u d y a v a i l a bl e ( Q 1 / 2 023 ) • F D A E n d - o f - P h a s e 2 M ee t i n g ( Q 1 / 2023) • Potential for accelerated regulatory pathway designations (FastTrack, Br e a k t h r o u g h ) ( Q 2 / 2023) • Phase 3 trials start for Quilience® in narcolepsy anticipated (mid - 2023) • Continued penetration of Extended Access Program in Europe with potential f o r n o n d i l u t i v e r e v e nu e s ( o n g o i n g ) • I n it i a t i o n o f IN D - e n a b l i n g s t u d i e s f o r N LS - 4 ( H2 / 2023) • Potential for business development activity including license agreements or partnerships with other Pharma companies (ongoing)

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Why NLS? Focused Growth in 2023

- Experienced management team across pharmaceuticals, neuroscience, R&D and capital markets with a proven track record of bringing multiple drugs to market
- Multiple innovative drug programs targeting rare and complex central nervous system disorders with high unmet medical needs
- Financed through 2025 to progress R&D pipeline with access to $30M+ in capital
- Growing IP portfolio across 6 patent families to support clinical trials, M&A, and IP strategies of innovative compounds
- Solid opportunity for lead product Quilience® (mazindol ER) through rigorous Phase 3 program
- Partnerships with world-class scientists and Contract Research Organizations supporting R&D programs and further validating portfolio potential

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Q u e s t i o n s f o r P a n e l

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T h i s c o n c l u d e s o u r p r e s e n ta t i o n . T h a n k y o u f o r j o i n i n g .